Filed by Entercom Communications Corp.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Companies: Entercom Communications Corp. and CBS Radio Inc.

Date: November 14, 2017

This filing relates to a proposed business combination involving

Entercom Communications Corp. and CBS Radio Inc.

(Subject Company Commission File No.: 001-14461)

From: David Field

Sent: Mon 11/13/2017 10:03 PM

To: ENTERCOM TEAM

Subject: Merger Update and Exciting Benefits News

As we close in on completing our historic and transformational merger, I wanted to reach out to share some good news on our progress.

As most of you know, on November 9th we received FCC approval and it looks like we will launch our new and enhanced company on November 17th. The new Entercom will be a leading media and entertainment company reaching and engaging over 100 million people each week through a premier collection of highly rated, award winning radio stations, digital platforms and live events. As one of the country’s two largest radio broadcasters, Entercom will deliver the power of local connection on a national scale with coverage of close to 90% of persons 12+ in the top 50 markets.    Entercom will be the #1 creator of live, original, local audio content and the nation’s unrivaled leader in news and sports radio.

On February 2nd, when we announced the merger, I promised that we would build a best-in-class leadership team that would include the best leaders from Entercom, CBS Radio and beyond, based strictly on merit.    While we had some tough choices to make, we are delivering on that promise. I could not be happier with the team that will lead us forward boldly, aggressively and confidently as we invest in our future and elevate our game to create a leading American media and entertainment company with true national scale.

This past Thursday and Friday, we gathered the leadership team of our new company together for the very first time for a terrific set of meetings in Chicago. The meetings could not have gone better.    We shared a lot about the new company’s vision, strategies, values and action plans and we took stock of our amazingly powerful talent, brands, content, capabilities, finances and more. The excitement for our future was palpable. Over the next couple of days, you will hear from your managers who attended the meetings and we will share some videos that will give you a greater sense of the special company we are building.

I am pleased to share some additional good news with you regarding our benefits program. As a company that aims to attract the best and most talented people and provide a great place to work, we made it a priority to build out a highly competitive and generous benefits plan.    We worked hard to take much of the best of both the Entercom and the CBS Radio programs. In addition to continuing many of our current, unique benefits, we are adding several new benefits to our program and enhancing some others. In particular, I am pleased to announce that we will be doubling the company match to 50% of your eligible contributions up to 5% of your salary.    And we will continue to offer our employee stock purchase program with a 15% discount on our stock, plus our student loan payment assistance program and our personal volunteer time benefit.

Noreen McCormack, our VP of Human Resources, will be providing additional information on our benefits plan later this week.

I look forward to sharing more about our plans for the future in the days ahead. Thanks for all you are doing to achieve our goals and lead us forward.

Best,

David

* * * *

Important Information for Investors and Securityholders

Forward-Looking Statements

This communication contains “forward-looking statements.” All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “projects,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on our current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate.

Factors that could cause actual results to differ materially from those in the forward-looking statements include, among others, failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed combination with CBS Radio (as defined below); risks associated with tax liabilities, or changes in U.S. federal tax laws or interpretations to which they are subject; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, including advertiser clients, employees and competitors; a decline in advertising revenue and the seasonality of advertising revenue; intense competition in the broadcast radio and media distribution industries; impact on advertising rates and revenues due to technological changes and failure to timely or appropriately respond to such changes; ability to attract new and retain existing advertiser clients in the manner anticipated; increases in or new royalties; high fixed costs; ability to hire and retain key personnel; failure to protect our intellectual property; availability of sources of funding on favorable terms or at all; changes in legislation or governmental regulations affecting the companies; economic, social or political conditions that could adversely affect the companies or their advertiser clients; conditions in the credit markets; and risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings.

All of our forward-looking statements involve risks and uncertainties (some of which are significant or beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the U.S. Securities and Exchange Commission (the “SEC”) by Entercom Communications Corp. (“Entercom”), CBS Corporation (“CBS”) (to the extent they relate to CBS Radio Inc. (“CBS Radio”) and its relevant subsidiaries) and CBS Radio. We wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information

Important Additional Information has been filed with the SEC

Entercom has filed with the SEC a registration statement on Form S-4, which will constitute a prospectus of Entercom, and a proxy statement relating to the special meeting of Entercom shareholders, CBS has filed with the SEC a Schedule TO with respect to the proposed exchange offer and CBS Radio has filed with the SEC a registration statement on Form S-1 and Form S-4 that will constitute a prospectus of CBS Radio (collectively, the “Disclosure Documents”). INVESTORS AND SHAREHOLDERS ARE URGED TO CAREFULLY READ THE DISCLOSURE DOCUMENTS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY AS THEY CONTAIN IMPORTANT INFORMATION ABOUT ENTERCOM, CBS, CBS RADIO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders can obtain free copies of the Disclosure Documents and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders can obtain free copies of the Disclosure Documents and other documents filed with the SEC on Entercom’s website at www.entercom.com (for documents filed with the SEC by Entercom) or on CBS’s website at www.cbs.com (for documents filed with the SEC by CBS or CBS Radio).

Participants in the Solicitation

Entercom, CBS, CBS Radio and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Entercom in respect of the proposed transactions contemplated by the proxy statement referred to above. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Entercom in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in such proxy statement. Information regarding Entercom’s and CBS’s directors and executive officers is contained in Entercom’s and CBS’s respective Annual Reports on Form 10-K for the year ended December 31, 2016, and their Proxy Statements on Schedule 14A, filed on March 17, 2017 and April 7, 2017, respectively, which have been filed with the SEC and can be obtained free of charge from the sources indicated above.